                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 1)*

                                  Lycos, Inc.
                                (Name of Issuer)

                      Voting Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  550818 10 8
                                 (CUSIP Number)



--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 550818 10 8                13G                 PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMG@Ventures, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,564,189

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             6,564,189

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,564,189

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      45.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 550818 10 8                 13G                PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONA (ENITITIES ONLY)

      CMG@Ventures, Inc.
------------------------------------------------------------------------------

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          6,564,189
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,564,189
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,564,189

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      45.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 550818 10 8                 13G                PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMG Information Services, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            165,085

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          6,564,189
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             165,085

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,564,189
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,729,274

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      46.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 550818 10 8                 13G                PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      David S. Wetherell

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            44,339

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          6,729,274
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             44,339

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,729,274
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,773,613

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      46.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

----------------------                                    ---------------------
CUSIP No. 550818 10 8                                       Page 6 of 11 Pages
----------------------                                    ---------------------


Item 1(a).  Name of issuer:

  Lycos, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

  293 Boston Post Road West, Marlboro, MA  01752

Item 2(a).  Name of Person Filing:

  CMG@Ventures, L.P.
  CMG@Ventures, Inc.
  CMG Information Services, Inc.
  David S. Wetherell

  See Exhibit A hereto for identification of general partners of CMG@Ventures, L.P. and directors and executive officers of CMG Information Services, Inc.

Item 2(b).  Address of Principal Offices or, if None, Residence:

  All filing persons c/o CMG Information Services, Inc.
  100 Brickstone Square, First Floor, Andover, MA  01810

Item 2(c).  Citizenship:

  CMG@Ventures, L.P., CMG@Ventures, Inc. and CMG Information Services, Inc. are all established under the laws of the State of Delaware.

  David S. Wetherell is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

  Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

  550818 10 8

Item 3.     If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-
            2(b), check whether the person filing is a:    Not applicable.

      (a)   [_]  Broker or dealer registered under Section 15 of the Act,

      (b)   [_]  Bank as defined in Section 3(a)(6) of the Act,

      (c)   [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

      (d)   [_]  Investment Company registered under Section 8 of the Investment
                 Company Act,

                                 SCHEDULE 13G

----------------------                                    ---------------------
CUSIP No. 550818 10 8                                       Page 7 of 11 Pages
----------------------                                    ---------------------


      (e)   [_]  Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940,

      (f)   [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (g)   [_]  Parent Holding Company, in accordance with Rule 13d-
                 1(b)(ii)(G); see Item 7,

      (h)   [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4.    Ownership.

  (a)  Amount beneficially owned:

  CMG@Ventures, L.P. owns 6,564,189 shares.

  CMG@Ventures, Inc. may be attributed with the 6,564,189 shares held by CMG@Ventures, L.P., of which it is the Managing General Partner. CMG@Ventures, Inc. disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

  CMG Information Services, Inc. holds 165,085 shares directly and may be attributed with the ownership of the 6,564,189 shares held by CMG@Ventures, L.P. (CMG Information Services, Inc. is the sole stockholder of CMG@Ventures, Inc.). CMG Information Services, Inc. disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

  David S. Wetherell holds 44,339 shares directly and may be attributed with the ownership of the 6,564,189 shares held by CMG@Ventures, L.P., the 165,085 shares held by CMG Information Services, Inc. and 6,975 shares held in a trust for the benefit of Mr. Wetherell's children. Mr. Wetherell is a general partner of CMG@Ventures, L.P. and a director, executive officer and greater than 10% stockholder of CMG Information Services, Inc. Mr. Wetherell disclaims beneficial ownership of all shares not held directly by him except to the extent of his proportionate pecuniary interest therein.

  (b)  Percent of class:

  CMG@Ventures, L.P. 45.4%
  CMG@Ventures, Inc. 45.4%
  CMG Information Services, Inc. 46.6%
  David S. Wetherell 46.9%

                                 SCHEDULE 13G

----------------------                                    ---------------------
CUSIP No. 550818 10 8                                       Page 8 of 11 Pages
----------------------                                    ---------------------


  (c) Number of shares as to which such person has:

     (i)   Sole power to vote or direct the vote:

           CMG@Ventures, L.P. has sole voting power over 6,564,189 shares.

           CMG Information Services, Inc. has sole voting power over 165,085 shares.

           David S. Wetherell has sole voting power over 44,339 shares.

     (ii)  Shared power to vote or direct the vote:

           CMG@Ventures, Inc. shares voting power over the 6,564,189 shares held by CMG@Ventures, L.P.

           CMG Information Services, Inc. shares voting power over the 6,564,189 shares held by CMG@Ventures, L.P.

           David S. Wetherell shares voting power over the 6,564,189 shares held by CMG@Ventures, L.P. and the 165,085 shares held by CMG Information Services, Inc.

     (iii) Sole power to dispose or to direct the disposition of:

           CMG@Ventures, L.P. has sole dispositive power over 6,564,189 shares.

           CMG Information Services, Inc. has sole dispositive power over 165,085 shares.

           David S. Wetherell has sole dispositive power over 44,339 shares.


     (iv)  Shared power to dispose or to direct the disposition of:

           CMG@Ventures, Inc. shares dispositive power over the 6,564,189 shares held by CMG@Ventures, L.P.

           CMG Information Services, Inc. shares dispositive power over the 6,564,189 shares held by CMG@Ventures, L.P.

           David S. Wetherell shares voting power over the 6,564,189 shares held by CMG@Ventures, L.P. and the 165,085 shares held by CMG Information Services, Inc.

Item 5.    Ownership of Five Percent or Less of a Class.

  Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

                                 SCHEDULE 13G

----------------------                                    ---------------------
CUSIP No. 550818 10 8                                       Page 9 of 11 Pages
----------------------                                    ---------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8.    Identification and Classification of Members of the Group.

  Not applicable.

Item 9.    Notice of Dissolution of Group.

  Not applicable.

Item 10.  Certification.

  Not applicable.

                                 SCHEDULE 13G

----------------------                                    ---------------------
CUSIP No. 550818 10 8                                      Page 10 of 11 Pages
----------------------                                    ---------------------

                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CMG@VENTURES, L.P.
                              By: CMG@Ventures, Inc., its Managing General
                              Partner


Dated:  February 2, 1998      /s/ William Williams II
                              --------------------------------------------
                              William Williams II
                              Assistant Secretary

                              CMG@VENTURES, INC.


Dated:  February 2, 1998      /s/ William Williams II
                              ---------------------------------------------
                              William Williams II
                              Assistant Secretary

                              CMG INFORMATION SERVICES, INC.


Dated:  February 2, 1998      /s/ William Williams II
                              ---------------------------------------------
                              William Williams II
                              Assistant Secretary


Dated:  February 2, 1998      /s/ David S. Wetherell
                              ---------------------------------------------
                              David S. Wetherell

                                 SCHEDULE 13G

----------------------                                    ---------------------
CUSIP No. 550818 10 8                                      Page 11 of 11 Pages
----------------------                                    ---------------------


                                   EXHIBIT A

                         CONTROL OF CMG@VENTURES, L.P.


1.  General Partners of CMG@Ventures, L.P.

     CMG@Ventures, Inc., a Delaware corporation and Managing General Partner
       ("CMGVI")
     Guy M. Bradley, General Partner
     Andrew J. Hajducky III, General Partner
     Peter H. Mills, General Partner
     David S. Wetherell, General Partner
     Jonathan Callaghan, General Partner

2.  Controlling Person of CMGVI:

     CMG Information Services, Inc., a Delaware corporation and sole stockholder of CMGVI ("CMG")

3.  Directors and Executive Officers of CMG:

     David S. Wetherell, Chairman of the Board, President, Chief Executive
       Officer, and Secretary
     John A. McMullen, Director
     Craig D. Goldman, Director
     Andrew J. Hajducky III, Treasurer and Chief Financial Officer